

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 4631

July 11, 2017

Ms. Khoo Lay Wah
President and Chief Executive Officer
Franklin Hill Acquisition Corp
9454 Wilshire Blvd.
Suite 610
Beverly Hills, California 90212

> **Re:** **Franklin Hill Acquisition Corp**
> **Form 10-K for fiscal year ended December 31, 2015**
> **Filed August 2, 2016**
> **Form 10-K for fiscal year ended December 31, 2016**
> **Filed March 31, 2017**
> **File No. 000-55561**

Dear Ms. Khoo:

We completed our review of your filings on July 3, 2017. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Asia Timmons-Pierce, *for*

Pamela A. Long
Assistant Director
Office of Manufacturing and
Construction